SEC 11015064 SSION

Washington, D.C. 20549



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# ANNUAL AUDITED REPORT
# FORM X-17A-5 / A
# PART III

| SEC FILE NUMBER |
|---|
| 8- 68035 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 10/1/09 (MM/DD/YY) AND ENDING 9/30/10 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Stuyvesant Square Advisors, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 Old Kings Highway South

(No. and Street)

| Darien | CT | 06820 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Tuvlin 917 446 4940

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brace & Associates, PLLC

(Name – *if individual, state last, first, middle name*)

| PMB 335, 123 Nashua Rd., Unit 17 | Londonberry | NH | 03053 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

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## OATH OR AFFIRMATION

I, David Tudor, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Stuyvesant Square Advisors, Inc., as of January 27, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

**Johanna Kimmer**
Notary Public, Connecticut
My Commission Expires Oct. 31, 2011

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# STUYVESANT SQUARE ADVISORS, INC.

## SUPPLEMENTAL SIPC REPORT

## SEPTEMBER 30, 2010

# BRACE & ASSOCIATES, PLLC

*Certified Public Accountant*

PMB 335, 123 NASHUA ROAD, UNIT 17 LONDONDERRY, NH 03053 TEL. (603) 889-4243

FAX (603) 882-7371


To the Board of Directors of Stuyvesant Square Advisors, Inc.

Darien, CT

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments, Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the Year Ended September 30, 2010, which were agreed to by Stuyvesant Square Advisors, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating Stuyvesant Square Advisors, Inc.'s compliance with the applicable instructions of the Assessment Reconciliation (Form SIPC-7). Stuyvesant Square Advisors, Inc.'s management is responsible for the Stuyvesant Square Advisors, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended September 30, 2010, with the amounts reported in Form SIPC-7 for the year ended September 30, 2010 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Brace & Associates, PLLC

January 25, 2011

STUYVESANT SQUARE ADVISORS, INC.
DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT
FOR THE PERIOD ENDED SEPTEMBER 30, 2010

SCHEDULE OF ASSESSMENT PAYMENTS

| | | | |
|---|---|---|---|
| General Assessment | | | $ 0 |
| Less Payments Made: | | | |
| | Date Paid | Amount | |
| | | $ 0 | |
| | | | |
| | | | (0) |
| Interest on late payment(s) | | | |
| Total Assessment Balance or Overpayment | | | $ (0) |
| Payment made with Form SIPC 7 | | | $ 0 |

See Accountant's Report

STUYVESANT SQUARE ADVISORS, INC.
DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT
FOR THE PERIOD ENDED SEPTEMBER 30, 2010

| | |
|---|---|
| Total revenue | $ 972,527 |
| Additions: | |
| Various (list) | |
| Total additions | $ 0 |
| Deductions: | |
| Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products | 0 |
| Revenues from commodity transactions | 0 |
| Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions | 0 |
| Net gain from securities in investment accounts | 0 |
| 100% of commissions and markups earned from transactions in certificates of deposit, treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date | 0 |
| Other | 972,527 |
| Total deductions | $ 972,527 |
| SIPC NET OPERATING REVENUES | $ 0 |
| GENERAL ASSESSMENT @ .0025 | $ 0 |

**See Accountant's Report**